QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2019 and 2018
(Unaudited)

(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company for the period ended June 30, 2019 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS

Current
Cash	$9,337	$42,973
Receivables	47,615	27,374
Inventory	142,196	117,230
Prepaid expenses	31,486	39,116
Total Current Asssets	230,634	226,693

Equipment	58,495	67,069

Intangible Assets	62,603	67,975

Total Assets	$351,732	$361, 737

LIABILITIES

Current
Accounts payable and accrued liabilities	$200,944	$160,181
Due to related parties	1,758,220	1,469,663
Current portion of capital lease obligations	9,871	9,210
Total Current Liabilities	1,969,035	1,639,054

Deferred Revenue	77,115	–

Capital Lease Obligations	21,661	25,580
Total Liabilities	2,067,811	1,664,634

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
400,000,000 common shares, $0.001 par value;
100,000,000 preferred shares, $0.001 par value, and series as determined by directors.
Common Stock – 71,128,456 common shares issued at June 30, 2019 and December 31, 2018	71,128	71,128
Preferred Stock – 9,891,800 preferred shares issued at June 30, 2019 and December 31, 2018	9,892	9,892

Additional Paid-in Capital	15,296,719	15,262,576

Deficit	(17,093,818)	(16,646,493)
Total Shareholders’ Deficiency	(1,716 ,079)	(1,302,897)

Total Liabilities and Shareholders’ Deficiency	$351,732	$361,737

Going Concern, Commitments and Contractual Obligations (Notes 2 and 10)
  The accompanying notes are an integral part of these unaudited consolidated financial statements.
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QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

Revenue	$26,673	$22,017	$44,258	$66,128

Expenses
Advertising and promotion	12,679	6,690	18,708	21,079
Amortization	7,454	7,912	14,911	15,834
Consulting fees	32,015	24,549	63,277	60,219
Filing fees	9,332	5,150	11,928	11,578
Foreign exchange (gain) loss	41,081	(27,339)	72,707	(58,166)
Interest and bank charges	1,913	1,796	3,491	3,690
Inventory costs	3,503	15,028	8,489	31,124
Management fees	–	5,806	–	11,736
Office and administrative	4,804	15,076	20,041	31,361
Professional fees	22,462	12,770	38,490	12,770
Rent	19,957	20,974	41,226	42,881
Salaries, wages and benefits	98,909	97,230	195,892	190,856
Travel	1,645	4,120	2,504	4,355
Total Expenses	255,754	189,762	491,664	379,317

Operating Loss	$(229,081)	$(167,745)	$(447,406)	$(313,189)

Other Income
Interest income	57	22	81	31
Gain on disposal of automobile	–	–	–	22,139
	57	22	81	22,170
Net Loss for the Period	$(229,024)	$(167,723)	$(447,325)	$(291,019)

Basic and Diluted Loss per Common Share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted Average Number of Common Shares Outstanding	71,128,456	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(Unaudited)

	Six Months Ended
	June 30,
	2019	2018

Cash Flows Provided By (Used In)

Operating Activities
Net loss for the period	$(447,325)	$(291,019)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	14,911	15,834
Share-based compensation	34,143	18,000
Inventory obsolescence	3,154	5,712
Gain on disposal of automobile	–	(22,139)
Changes in operating assets and liabilities:
Receivables	(20,241)	(28,779)
Prepaid expenses	7,630	(35,552)
Inventory	(28,120)	(10,248)
Accounts payable and accrued liabilities	40,763	13,909
Deferred revenue	77,115	(150)
Net cash used in operating activities	(317,970)	(334,432)

Investing Activities
Purchase of property and equipment	(965)	(1,079)
Proceeds from disposition of automobile	–	26,996
Net cash used in investing activities	(965)	25,917

Financing Activities
Proceeds from loans payable to related parties	288,557	335,966
Principal portion of lease payments	(3,258)	(6,689)
Net cash provided by financing activities	285,299	329,277

Net (Decrease) Increase in Cash	(33,636)	20,762

Cash, Beginning of Period	42,973	17,206

Cash, End of Period	$9,337	$37,968

Supplemental Disclosure of Cash Flow Information
Interest paid	$–	$–
Income taxes paid	$–	$–

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

1.    BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Qwick Media Inc. (the “Company”) as of June 30, 2019 included herein have been prepared without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2018 audited consolidated financial statements and notes thereto. The operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for any future quarter or the year ending December 31, 2019.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

Our reporting and functional currency is the U.S. dollar.  However, a substantial portion of the expenses of our operationg subsidiary Qeyos is denominated in Canadian dollars.  The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada.  Fluctuations in exchange rates, primarily thos involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

2.     NATURE OF OPERATIONS AND GOING CONCERN

a)    Organization

The Company is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. The Company’s principal executive offices are located in Vancouver, British Columbia. Its registered office is in the Cayman Islands.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

2.           NATURE OF OPERATIONS AND GOING CONCERN (Continued)

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada, and had since re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”).

On April 19, 2011, the Company incorporated Wuxi, an indirect wholly-owned subsidiary of the Company, in China.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

b)    Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying unaudited consolidated financial statements, the Company has incurred accumulated losses of $17,093,818 as at June 30, 2019. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional financing, potentially through private placements and the issuance of promissory notes, but there is no assurance that such financing will be available on acceptable terms or at all. This raises substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3. INVENTORY

	June 30, 2019	December 31, 2018
	(Unaudited)
Computers	$13,692	$9,653
Monitors	41,907	29,921
Printers	3,551	3,551
Charging stations	21,580	22,715
Parts and enclosures	58,887	48,775
General	2,579	2,615
	$142,196	$117,230

During the six months ended June 30, 2019, the Company recorded inventory obsolescence in the amount of $3,154 (2018 - $5,712).

4.     EQUIPMENT
	June 30, 2019 (Unaudited)
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$37,796	$917
Computer software	1,950	1,950	–
Office furniture	11,828	7,986	3,842
Equipment	56,581	46,945	9,636
Shop equipment	22,009	9,679	12,330
Shop equipment under capital leases	53,139	21,369	31,770
	$184,220	$125,725	$58,495

	December 31, 2018
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$37,619	$1,094
Computer software	1,950	1,950	–
Office furniture	11,828	7,634	4,194
Equipment	52,932	42,741	10,191
Shop equipment	22,009	7,503	14,506
Shop equipment under capital leases	53,139	16,055	37,084
	$180,571	$113,502	$67,069

5. INTANGIBLE ASSETS

	June 30, 2019 (Unaudited)
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$32,647	$45,567
Patents	21,818	9,091	12,727
Intellectual property	7,388	3,079	4,309
	$107,420	$44,817	$62,603

	December 31, 2018
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$28,736	$49,478
Patents	21,818	8,000	13,818
Intellectual property	7,388	2,709	4,679
	$107,420	$39,445	$67,975

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

6.    CAPITAL LEASE OBLIGATIONS

The Company leases shop equipment under capital leases at an effective annual interest rate of 5.56% over a period of 60 months ending in mid-2022.  At June 30, 2019 $31,532 (December 31, 2018 – $34,790) were owed on these leases.  During the six months ended June 30, 2019, $3,258 (Year ended December 31, 2018 – $12,518) in principal payments on the leases were made.  At June 30, 2019, future lease payments total $31,532 (December 31, 2018 – $34,790) consisting of $9,871 due in one year (December 31, 2018 – $9,210) and $21,661 due after one year (December 31, 2018 – $25,580).

The leased shop equipment are amortized over five years on a straight-line basis. At June 30, 2019, included in Equipment (Note 4) are shop equipment under capital leases of $53,139 (December 31, 2018 – $53,139) with a carrying value of $31,770 (December 31, 2018 – $37,084) after accumulated amortization of $21,369 (December 31, 2018 – $16,055).

7.    RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the six months ended June 30, 2019, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at June 30, 2019 that are not otherwise disclosed elsewhere:

a)	For the six months ended June 30, 2019, the Company paid management fees of $Nil (2018 – $11,736) to companies controlled by officers and directors.
b)
The Company recorded share-based compensation of $25,444 for the six months ended June 30, 2019 (year ended December 31, 2018 – $27,148) as consulting fees and salaries paid to directors and officers and to former directors and officers.

c)
As of June 30, 2019, the Company recorded in accounts payable and accrued liabilities:  (i) $Nil (December 31, 2018 – $14,557) owed to a company controlled by a former director; (ii) $Nil (December 31, 2018 – $19,241) owed to a company controlled by a former officer; and (iii) $Nil (December 31, 2018 – $3,635) owed to a former director of the Company.  The amounts owed are unsecured, non-interest bearing and due on demand.

d)	As of June 30, 2019, $1,414,373 (December 31, 2018 – $1,469,663) had been advanced by the President of the Company. The advances are unsecured, non-interest bearing and due on demand.

e)
As of June 30, 2019 $76,410 (December 31, 2018 –$Nil)  had been advanced by a director of the Company; and $267,436 (December 31, 2018 – $117,280) had been advanced by a party related to the President of the Company.  The advances are unsecured, non-interest bearing and due on demand.

8.     STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.  The fair values of stock options granted are estimated at the date of the grant using the Black-Scholes option-pricing model.

On June 7, 2017, the Company granted 4,630,000 options to directors, officers, and third parties of the Company, of which each option is exerciseable for a period of 5 years at a price of $0.07. These options will vest as follows: 1,543,333 on June 7, 2017, 1,543,333 on June 7, 2018, and 1,543,333 on June 7, 2019.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

8.     STOCK OPTIONS (continued)

During the year ended December 31, 2018, the Company recorded share-based compensation of $36,433 (2017 – $250,819) as consulting expenses and salaries related to the vesting  and issuance of stock options.

The Company did not grant any stock options during the six months ended June 30, 2019.

During the six months ended June 30, 2019, the Company recorded share-based compensation of $34,143 as consulting expenses and salaries related to the vesting and issuance of stock options.

The fair value assumptions used were as follows:
	2017	2017	2016

Expected dividend yield	N/A	0%	N/A
Risk-free interest rate	N/A	1.74%	N/A
Expected volatility	N/A	140%	N/A
Expected option life (in years)	N/A	5	N/A

The following table summarizes the continuity of the Company’s stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2017 and 2018	6,530,000	$0.11	2.77

Cancelled	(2,650,000)	$0.07
Expired	(300,000)	$0.20
Outstanding and exercisable, June 30, 2019	3,580,000	$0.11	2.41

A summary of the status of the Company’s non-vested options and changes are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2017 and 2018	3,086,667	$0.18
Granted	–	–
Vested	(3,086,667)	$0.18

Non-vested at June 30, 2019	NIL	$Nil

As at June 30, 2019, the following stock options were outstanding:
Number of Options	Exercise Price	Expiry Date
1,000,000	$0.20	September 4, 2020
2,580,000	$0.07	June 7, 2022
3,580,000

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

9.     REDEEMABLE PREFERRED SHARES

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

As at December 31, 2015, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.

On December 30, 2016, the Company amended the rights and restrictions of the Class A Preferred Shares to remove the redemption rights of the holder and revise the conversion rights.  The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% of earnings before interest, tax, depreciation and amortization per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into three common shares of the Company.

Redemption rights - At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share plus the amount of any accrued and unpaid dividends thereon.

The Company had originally classified the Class A Preferred Shares as a liability because they are redeemable beyond the control of the Company.  As the modification of the Class A Preferred Shares added a substantive conversion option and removed the retractability feature, the Company has accounted for the modification as an extinguishment of the previous preferred stock and the issuance of new preferred stock.

The Company assessed the revised Class A Preferred Shares and concluded that they represented an equity host contract. The Company also concluded that conversion feature was clearly and closely related to the host contract and that the conversion feature was not beneficial.  The Company also assessed the redemption option and concluded that it did not meet the definition of a derivative.

Finally, the Company concluded that as the Class A Preferred Shares were no longer redeemable at the option of the holder that they should be classified as permanent equity.   The Company has determined that there was no difference between the fair value of the outstanding preferred shares and the modified preferred shares.  Upon the modification, the Company has reclassified the outstanding preferred shares from debt to permanent equity.

On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

Effective December 30, 2016, accrued dividends payable to a director and his related holding company were waived.  The waiver was accepted by the Company’s Board of Directors as of December 30, 2016 such that the accrued dividends in the amount of $734,228 are discharged from the Company’s debt obligations.  As such dividends were expensed, the Company has recaptured an equivalent amount of other income in the amount of $734,228 effective December 30, 2016.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
 (Stated in U.S. Dollars)

10.   COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021. At June 30, 2019, the Company’s future minimum lease payments for its leases are as follows:

Fiscal year ending December 31, 2019	$ 24,198 (CDN $ 31,668)
Fiscal year ending December 31, 2020	50,016 (CDN $ 65,457)
Fiscal year ending December 31, 2021	27,955 (CDN $ 36,585)
Fiscal year ending December 31, 2022	5,472 (CDN $ 7,160)
Total	$ 107,641 (CDN $ 140,870)

11.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of June 30, 2019, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

JUNE 30, 2019	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$9,337	$9,337	$9,337

DECEMBER 31, 2018	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$42,973	$42,973	$42,973

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

12.  SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

13.  SUBSEQUENT EVENTS

(a)
On July 25, 2019 the Company announced its intention to proceed with a consolidation of its issued and outstanding common shares on the basis of one post-consolidation share for every ten pre-consolidated shares.  Subject to shareholder approval by way of an ordinary resolution, after consolidation, the Company will have 7,112,846 post-consolidation shares (71,258,456 pre-consolidation shares). A meeting of the Company’s shareholders has been scheduled for October 29, 2019.

(b)
On August 28, 2019 the Company announced the reversal of the Company’s acquisition of SFE Global.  Therefore the consolidated financial statements at June 30, 2019 do not include the records of SFE Global.

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